UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, October 23, 2023 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including October 16 through 20, 2023, Seadrill purchased a total of 528,728 shares at an average price of $41.78 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
16 Oct. 2023	OSE	10,066	42.83	431,110
16 Oct. 2023	NYSE	58,611	42.28	2,478,208
17 Oct. 2023	OSE	9,715	42.72	414,996
17 Oct. 2023	NYSE	58,000	42.85	2,485,126
18 Oct. 2023	OSE	10,912	42.76	466,576
18 Oct. 2023	NYSE	122,000	42.38	5,170,214
19 Oct. 2023	OSE	8,939	41.85	374,118
19 Oct. 2023	NYSE	74,906	41.88	3,136,891
20 Oct. 2023	OSE	17,650	41.12	725,855
20 Oct. 2023	NYSE	157,929	40.57	6,406,545
Period total	OSE	57,282	42.12	2,412,656
	NYSE	471,446	41.74	19,676,983
	Total	528,728	41.78	22,089,639
Previously disclosed totals (accumulated)	OSE	275,281	45.29	12,466,667
	NYSE	1,927,078	44.79	86,316,894
	Total	2,202,359	44.85	98,783,561
Program total	OSE	332,563	44.74	14,879,323
	NYSE	2,398,524	44.19	105,993,877
	Total	2,731,087	44.26	120,873,200

The issuer’s holding of own shares: 2,731,087

Following the completion of the above transactions, Seadrill Limited owned a total of 2,731,087 of its own shares, corresponding to 3.42% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 23, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.